FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of August 2009

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXHIBIT INDEX

99.1	Press Release dated August 27, 2009 (“ANNOUNCEMENT REGARDING BOD DECISIONS DATED AUG 27,2009”)

EXHIBIT 99.1

ANNOUNCEMENT REGARDING BOD DECISIONS DATED AUG 27, 2009

Subject: Statement made pursuant to Circular VIII, No: 54 of the Capital Markets Board.

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

1.

It has been decided to authorize the company management to provide financing up to US$450 million for the use of financing and capital expenditure needs of Turkcell Group companies and in case of need to provide guarantees to group subsidiaries over the aformentioned financing.

2.	Our company’s disclosure policy which has been in force since 2005, has been updated and approved.

3.

İlker Kuruoz has been appointed as the Chief Information and Technology Officer of our company as of September 1, 2009 and has also been given B-group-signature authorization. İlker Kuruoz has been the Division Head of Information and Communication Techonology/Capacity Management of our company since December 27, 2007. Preivous Chief Information and Technology Officer Cenk Bayrakdar has been appointed as the Chief Product and Service Management Officer.

TURKCELL ILETISIM HIZMETLERI A.S.

Nihat Narin	Gonca Yilmaz Batur
Investor&Int. Media Relations	Procurement & Contract Management
Division Head	Division Head
28.08.2009, 09:00	28.08.2009, 09:00

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: August 28, 2009	By:	/s/ Nihat Narin
Name: Nihat Narin Title: Investor & Int. Media Relations - Division Head

TURKCELL ILETISIM HIZMETLERI A.S.
Date: August 28, 2009	By:	/s/ Gonca Yilmaz Batur
Name: Gonca Yilmaz Batur Title: Procurement & Contract Management - Division Head